Exhibit 99.1

Hydro One Board of Directors Appoints Fiona Crean to Role of

Ombudsman

For Immediate Release – October 22, 2015

TORONTO — October 22, 2015 — Today, the Hydro One Board of Directors announced the appointment of Fiona Crean to the role of Ombudsman for Hydro One.

Having served most recently as the City of Toronto’s Ombudsman, Ms. Crean has worked in the area of dispute resolution and complaints investigation for more than 25 years. Her background includes considerable multi-stakeholder experience in a variety of public settings, including the Ministry of Community Safety and Correctional Services, the City of Toronto, and York University as well as five years of experience as the Chief Operating Officer of the Office of the Ombudsman of Ontario.

“Fiona Crean is a highly regarded expert in the area of dispute resolution having successfully established ombudsman roles for other organizations,” said David Denison, Chair of the Board of Directors for Hydro One. “The entire Board of Directors looks forward to working with Ms. Crean and to the contributions she will make in advancing a strong service culture at Hydro One.”

In her role, Ms. Crean will facilitate the resolution of otherwise unresolved customer complaints by providing an independent and impartial perspective and advice on any matters that are referred to her by Hydro One customers. Ms. Crean will also establish an appeal process for unresolved complaints made by Hydro One customers to the Ontario Energy Board (OEB).

Ms. Crean will report directly to the Hydro One Board of Directors to reinforce the independence of her role. The appointment becomes effective November 17, 2015 and the Office of the Ombudsman is expected to be operative in the first quarter of 2016.

About Hydro One Inc.

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $23 billion in assets and 2014 revenues of over $6 billion. The company delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s approximately 29,000 km high-voltage transmission network and an approximately 122,000 circuit km primary low-voltage distribution network. Hydro One Inc. is currently wholly-owned by the Province of Ontario.

Forward-Looking Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, is discussed more fully in Hydro One Inc.’s filings with the securities regulatory authorities in Canada, and are available on SEDAR at www.sedar.com. Hydro One Inc. does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Daffyd Roderick

Director, Corporate Affairs

416-345-6868